Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information was provided on the website:  www.WelcometoCameron.com.

Individuals are Free to Submit Questions
on the WelcometoCameron.com Discussion Board

The following questions were submitted June 1-5, 2009:

1.           What investment firm manages Cameron's 401K plan?
Cameron’s 401K plan is managed by Schwab Retirement Services.

2.           What are the fund/investment choices in Cameron's 401K plan?
Cameron has 9 investment funds.  Individuals are free to choose among them or select 1 of 4 risk-based models which involve investments in varying degrees in some of these funds.

3.	Does Cameron 401K participants have an option to invest a percentage with a brokerage firm, like the NATCO plan does with Charles Schwab? (If so, what percentage?)
Cameron does not have the option to invest a percentage with a brokerage firm.

4.	Will the NATCO employees have self-directed rollover options, or will the balance of 401K funds with J.P. Morgan (NATCO's 401K management firm) be required to go into Cameron's current plan?
If and when the acquisition closes, all individual account balances will be transferred into the Cameron 401(k) plan.

5.	Will Cameron honor our retention bonuses?
Post closing, Cameron intends to honor retention bonuses for NATCO employees extended offers of employment with the new organization.

6.
Thanks for setting this website up in such a short period of time. I know you guys have gone through this process many times but it's absolutely critical to communicate on a regular and continuous basis and this is a great mechanism to do so. Great Job.

We will continue to use this channel and other means of communication to keep individuals updated on the  progress of the merger process through to its close.

7.	What is the specific timeline for the shareholders to meet and vote on the merger? Has a definite date been set yet? Please advise.
Based on current information we have received from our legal advisors, we anticipate the transaction will close during Q4 this year.

8.           How many employees does Petreco consist of?
As of the end of May, Petreco had 277 employees.

9.	What is the current IT infrastructure in Canada? Does Cameron have an in house IT infrastructure or are the IT requirements handled by a third party?

Cameron’s IT infrastructure is managed centrally from Houston, which includes corporate data centers for enterprise systems, networks, and phone systems. Local operations in Canada will manage local site requirements, including local data centers and servers, local network issues, desktops, etc.

10.	"How is Cameron structured when it comes to Marketing? Do the divisions (like Petreco) have marketing assets/groups as well, or is all marketing for all divisions produced by corporate marketing?
Cameron currently is organized with marketing functions at Corporate, Group and Division levels. We do not yet know how the combined NATCO and Petreco entity will be organized. The parties are just beginning the process of integration planning.  As this process moves along, more information will be provided as to the structure of the new organization post closing.  It is important to remember that until the acquisition closes, the companies remain independent entities and must act as such.

11.	How many people are in the marketing group(s), and what technical (graphic design) assets does Cameron have to compliment the marketing team(s) and their efforts?
See response to Question 10.

12.	Is it possible to see Cameron's Brand guidelines or brand book? Assuming my job doesn't get eliminated I would like to start familiarizing myself with Cameron branding and design guidelines.
At this stage, certain information cannot be shared.  Until the acquisition is closed the two companies remain separate entities and each company should be operating independently of each other.

13.	How will the inclusion of the NATCO organization help Cameron to improve market share over the next 5-10 years?

The acquisition of NATCO represents a unique opportunity to gain an unmatched portfolio of process technologies focused on electrostatic oil treating, CO2, handling utilizing proprietary membrane technology, and compact separation, along with a strategically positioned manufacturing and distribution/service network. In combination with our Petreco Process Systems division, this will solidify Cameron's position as a leading supplier of separation and processing solutions worldwide.

14.
You have multiple facilities how are they maintained?  Do you sub out the maintenance or do you have an in house facilities group?  If your group is in house how many employees are dedicated to this effort?

At each of our global facilities, different arrangements are in place to handle facilities management.

15.	How does TEST Automation & Controls Inc. fit in this process?
At this stage, no decision has been made as to how the new organization will be structured.

16.	NATCO owns Linco-Electromatic Measurement (Metering & Custody Transfer); will Linco-Electromatic be merged into the existing Measurement Systems Division of Valves & Measurement?
At this stage, no decision has been made as to how the new organization will be structured.

17.	I have several employees with over 15 year’s seniority with NATCO one with 39 years. Will their seniority be rolled over once the acquisition is complete?
Pending any regulatory restrictions it would be our intention to recognize each individual’s NATCO seniority.

18.	Will our tenure (years of employment) rollover or will our years of service begin from scratch?
See answer to Question 17.

19.
Will Cameron allow NATCO employees to keep their current time of tenure toward vacation days and retirement pension accumulation?  Please define what the different levels are for vacation day increases.

Due to the regulatory requirements of the process, we are unable to answer specific questions on vacation and retirement pension accumulation.

20.	Will our vacation day rollover?
See answer to Question 19.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.